Exhibit 4.3
Series B Preferred Stockholder Waiver
December 26, 2023
ELECTRONIC MAIL

comScore, Inc. 11950 Democracy Drive, Suite 600 Reston, VA 20190 Attention: Ashley Wright, General Counsel, Corporate and Securities Email:
Dear Ms. Wright:
Reference is made to that certain (i) Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), of comScore, Inc. (the “Company”), dated as of March 10, 2021 and amended as of June 16, 2023 (the “Certificate of Designations”), (ii) Stockholders Agreement, dated as of March 10, 2021, by and among the Company and the stockholders party thereto (the “Stockholders Agreement”), and (iii) Series B Preferred Stockholder Waiver, dated as of June 15, 2023, by the undersigned (the “Prior Waiver”). The undersigned is the holder of record of 27,509,203 shares of Series B Preferred Stock. Pursuant to Section 4 of the Certificate of Designations, (i) holders of Series B Preferred Stock are entitled to receive Annual Dividends (as defined in the Certificate of Designations) on the terms and subject to the conditions set forth therein and (ii) if the Company fails to declare and pay a full Annual Dividend on the Series B Preferred Stock on any Dividend Payment Date (as defined in the Certificate of Designations), then any Annual Dividends otherwise payable shall continue to accrue and accumulate at a dividend rate of 9.5% per annum.
The undersigned hereby irrevocably and unconditionally waives (and consents to such waiver for purposes of Section 4.1(a) of the Stockholders Agreement) its right to receive on or prior to December 31, 2023 one hundred percent (100%) of the Deferred Dividends (as defined in the Prior Waiver), together with any amounts accrued and accumulated thereon, that would have been payable to it on or prior to December 31, 2023 pursuant to Section 4(c) of the Certificate of Designations and the Prior Waiver; provided that (i) the Deferred Dividends shall continue to accrue and accumulate at a rate of 9.5% per annum as contemplated by the Certificate of Designations until such time as the Deferred Dividends are declared and paid and (ii) the Company shall declare and pay the Deferred Dividends, together with any amounts accrued and accumulated thereon from June 30, 2023, unless prohibited by Section 170 of the General Corporation Law of the State of Delaware, on or prior to June 30, 2024.
The undersigned acknowledges that the Company will be entitled to elect the form of payment of the Deferred Dividends, together with any amounts accrued and accumulated thereon from June 30, 2023, in accordance with the terms of the Certificate of Designations, with the Dividend Declaration Date (as defined therein) to be 15 calendar days prior to the date the Deferred Dividends are paid.

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Exhibit 4.3
IN WITNESS WHEREOF, the undersigned executes this Waiver as of the date first written above.

PINE INVESTOR, LLC

By:	/s/ Jacob B. Hansen
Name:	Jacob B. Hansen
Title:	Managing Director